UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

LoJack Corporation

File No. 001-08439 - CF# 26521

LoJack Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.CC to a Form 10-K filed on March 14, 2011, as amended on June 28, 2011 to re-file Exhibit 10.CC with fewer redactions.

Based on representations by LoJack Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.CC through November 25, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel